February 15, 2005


Via E-Mail and U.S. Mail

Edwin D. Mason
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL  60610

Re:	Inforte Corp.
	Schedule TO-I filed February 9, 2005
      SEC File No. 5-60365

Dear Mr. Mason:

We have reviewed the tender offer statement referenced above and have the following comments. All defined terms have the same meaning as in your filing, unless otherwise indicated.

Offer to Exchange

Conditions of the Offer, page 21

1. Your Offer may be condition on any number of events or occurrences, so long as the conditions are adequately described in the Offer materials and are outside of the Company`s control. In this regard, clarify the "contemplated benefits of the Offer" to you, which, if impaired, will allow you to terminate this Offer.

2. Refer to the last paragraph in this section. Explain supplementally, with a view to further disclosure, how you could waive an Offer condition "in part."

Extension of the Offer; Termination and Amendment, page 25

3. In the second paragraph in this section, you appear to reserve the right to terminate the Offer whether or not any of the listed
Offer
conditions have occurred. This renders the Offer illusory. Please revise.



Accounting Treatment of the Transaction, page 26

4. If Inforte does not grant new options or modify its existing options after July 1, 2005, we understand that there would be no compensation expense to the Company as a result of adopting FAS 123(r). This is not apparent from the disclosure in the Offer to Exchange generally, and from the disclosure in this Section in particular. Please revise generally to clarify.

5. Refer to the disclosure in the first paragraph in this Section where you state that under the new accounting rules, a company may report significant stock option-related compensation expense even if the current market values of the stock options are very minimal. Clarify what you mean by "current" in relation to grant date and "market value" in relation to fair value. Clarify whether you are referring to grant date fair value of the options, which would represent the compensation expense measurement under FAS 123(r).

6. Explain how you arrived at the $810,000 and $2.4 million figures in the first and second bullet points on page 26. Clarify whether this represents the excess of the fair value of restricted stock or cash given in the Offer over the fair value of the options immediately prior to the cancellation.

7. Refer to the second bullet point. Clarify why you chose four years as the appropriate period over which to recognize compensation expense.

8. Discuss and quantify the impact on the incremental shares included in Inforte`s reported diluted earnings per share for the latest fiscal year pertaining to the options subject to cancellation.

Financial Statements, page 27

9. We note that you have incorporated by reference the financial statements for the years ended December 31, 2003 and December 31, 2002 and for the quarter ended September 30, 2004 from Inforte`s Forms 10-K and 10-Q. Where you incorporate by reference into the tender offer materials financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of
Schedule TO and Q&A 7 in Section I.H of the Division of
Corporation
Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements. Advise how this new information will be disseminated to option holders.




Closing Comments

Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised Schedule TO-I. Your response letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from Inforte Corp. acknowledging that:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please be aware that we may have additional comments after reviewing your amendment. If you would like to contact me, please do not hesitate to do so at (202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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Edwin D. Mason, Esq.
February 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE